02037505

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

MAY 22

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Brief Description
of
"Report on Publication of Information on the Company"
concerning
the business reorganization of the new NEC group

NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

1. Filing of Reports on Publication of Information on the Company

Pursuant to the rules of the Tokyo and four other stock exchanges in Japan (the "Exchanges"), NEC Corporation (the "Company") filed on May 16, 2002 with the Exchanges Reports on Publication of Information on the Company concerning the business reorganization of the new NEC group (the "Report").

The Reports are made available for public inspection by the Exchanges.

A company whose stock is listed on the Exchanges is required to disclose certain important matters regarding the company without delay and to file a report with the Exchanges on the matters disclosed and the time and manner of disclosure. On May 16, 2002, the Company disclosed the matter described above in the manner stipulated by Article 30-1 of Enforcement Order of the Securities and Exchange Law of 1948, as amended, of Japan, and filed the Report with the Exchanges.

2. Outline of the Report

Following is the English translation of the Report.

NEWS RELEASE

Empowered by Innovation NEC

Contact:-
Daniel Mathieson/
Chris Shimizu
NEC Corporation
TEL: 81-3-3798-6511
FAX: 81-3-3457-7249
d-mathieson@bu.jp.nec.com
yc-shimizu@cb.jp.nec.com

*****For Immediate Release May 16, 2002

NEC Announces Business Reorganization of the New NEC Group
~ Management Reforms - Phase 2~

NEC Corporation (NEC) today announced its plan to execute further NEC Group restructuring, concentrating on the separation of its semiconductor business operations. NEC has earnestly advanced its management reforms, and now, will progress with the next phase of business reorganization to create a new NEC Group. Objectives of this new phase of business reorganization include: (1) separation of NEC's business domain into two large areas and concentration of respective management resources; (2) enabling flexible financing and optimal allocation aligned with characteristics of the semiconductor business; and (3) unlocking corporate value and strengthening of overall financial position. Through the new phase of management reforms, NEC is aiming to maximize corporate value of not only the semiconductor business, but also the entire NEC group.

I. Business Strategy for Semiconductor Business Separation and Beyond

A. Separation Scheme and Strategy for Semiconductor Business

NEC will separate its semiconductor business under a scheme of "kaisha-bunkatsu" or separation of business and establish a new subsidiary company in November 2002. The new company's business domains are system LSIs, IC & discrete devices and compound semiconductor devices (the compound semiconductor device business was transferred to NEC Compound Semiconductor Devices, Ltd. in October 2001). Elpida Memory, Inc. which is responsible for DRAM business will be in operation under the control of NEC after separation of semiconductor business.

The new company is expected to have sales in the region of 700 billion yen, a workforce of 25,000 employees and will become a specialist semiconductor solutions company that focuses on high-end system LSIs. At the time of business separation, NEC will hold 100% ownership of the new company. However, the new company plans to conduct initial public offering (IPO) as soon as possible. At the time of the IPO, NEC plans to hold approximately 70% of the new company's stock. The new company will act as a strategic partner with NEC cultivating synergies between the two business domains and technologies.

The new company will aim to become a semiconductor solution provider by reinforcing its differentiating technology for its customers' systems' needs that focus on system LSIs, and strive to expand as a logic semiconductor specialist company, by building a strong balance sheet and financing capability suitable to the characteristics of a highly volatile semiconductor business.

B. Structural Reforms of Other Business in NEC Electron Devices

Other NEC Electron Devices' businesses that fall outside the separated company's business domains will advance reforms by proactively utilizing the capital market and third party investment, with NEC planning to eventually become the minority shareholder.

Based on this strategy, NEC plans to separate both the color TFT (thin film transistor) LCD (liquid crystal display) and color PDP (plasma display panel) display businesses from around October 2002. Please refer to attachment for further detail.

Business Areas and Strategies:

1. DRAM Business

Continue and expand the present joint venture structure with Hitachi.

2. Electronic Component Business

Integrated electronic component business with Tokin Corporation in April 2002.

3. TFT LCD Business

Separate the business and establish a joint venture company with SVA Group, Ltd. (NEC: 25%) Separate the domestic business and establish as a 100% subsidiary in October 2002.

4. PDP Business

Establish a 100% subsidiary in October 2002 and proactively seek third party investment.

5. Printed Wiring Board Business

Establish a joint venture company with Toppan Printing Co., Ltd. (NEC: 49%).

6. Automotive Electronics Business

Establish a joint venture company with Honda Motor Group in Autumn 2002, with NEC planning to own approximately 1/3 of the shares of the Honda Group's automotive electronics business subsidiary.

7. Microwave Tube Business

Separate the business and establish a 100% subsidiary in October 2002. It will be positioned as part of NEC defense system business of NEC Networks.

II. *NEC's Strategy after Separation of its Semiconductor Business*

A. Repositioning of Business Domains and Strengthening Core Technology

After the separation of its semiconductor business, NEC, composed of NEC Solutions and NEC Networks will position its business focus on "providing integrated solutions (including services) for mission critical systems in open environments" and concentrate further on IT and networking integration solution business.

As broadband & mobile Internet penetrates further into society, highly reliable systems to support this development are being urgently required. So much in fact, that it is certainly no exaggeration to say that demand for open mission critical systems has no limit. In this environment, NEC will reinforce its business as a business area where NEC can demonstrate strengths and one where NEC should focus. NEC's open mission critical system was developed from the result of many strong business achievements in construction of backbone data networks and large-scale open information systems as well as through NEC's abundant know-how in this area.

In particular, to strengthen the business, NEC will reinforce the development of key core technologies required for open mission critical systems' solutions, such as advanced and accumulated middleware technology, high-end systems applying advanced computing technology (supercomputer technology) as well as highly advanced optical networking and third-generation mobile communication technology.

B. Enhancement of Integrated Solutions

In the networking area, the rapid migration to IP networks has been changing the network structure and the evolution of enterprise IT applications has been bring increasing demand for integrated solutions. In this environment, based on NEC's concept to "provide integrated solutions (including services) for mission critical systems in open environments", NEC will advance integration of technology and business between NEC Solutions and NEC Networks.

More concretely, NEC will leverage both in-house companies' strengths to promote the following: integration of hardware and software business domains including middleware, integration of network and system solutions, and the consolidation of system solution business and services business.

***

CAUTIONARY STATEMENTS:

The statements in this material with respect to NEC's plans, strategies, and beliefs, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance of its products services in these highly competitive markets; and movements of currency and exchange rates, particularly the rate between the yen and the U.S. dollar in which NEC makes significant sales.

In case where the information contained in this material falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this material comes to their knowledge in connection with their duty) read this material before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 3:30 a.m. on May 17, 2002 (JST)), you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of NEC before the time of Publication.

(Attachment)

Separation of the Display Businesses

1. Separation of Color TFT LCD Business

NEC plans separate its color TFT LCD business in October 2002, and make its domestic production bases, that is, color LCD division of NEC Kagoshima, Ltd. and NEC Akita, Ltd., into a subsidiary of the new company. The new company is expected to have sales of approximately 70 billion yen and a workforce of 1500 employees, and will aim to strengthen its competitive power through further improvements in operating efficiency.

The new company will concentrate on the technology transfer and licensing business for the TFT LCD joint company to be newly established with SVA Group, Ltd. (SVA) of China (the plan to establish the joint venture company was announced in April 2002), as well as on core technology development and on displays for industrial use. With NEC's technology prowess and SVA's investment power, a new business model for business expansion will be developed.

2. Separation of Color PDP Business

NEC plans to separate and consolidate its PDP division with that of NEC Kagoshima, Ltd., to establish a new company in October 2002.

The new company is expected to have sales of approximately 60 billion yen and a workforce of 900 employees. At the time of business separation, NEC will hold 100% ownership of the new company. However, the new company plans to conduct an initial public offering in the future. Utilizing the company's technology excellence in conjunction with outside investment, NEC aims to clarify color PDP excellence as a growth business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhiro Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: May 16, 2002